1 Contacts: Brian Lewbart 410.345.2242 Bill Benintende 410.345.3482 Heather McDonold 410.345.6617 Kylie Muratore 410.345.2533 T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2014 RESULTS Assets Under Management Increase to $738.4 Billion BALTIMORE (July 24, 2014) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its 2014 second quarter results, including net revenues of $984.3 million, net income of $305.8 million, and diluted earnings per common share of $1.13. On a comparable basis, net revenues were $854.3 million, net income was $247.8 million, and diluted earnings per common share was $.92 in the second quarter of 2013. Investment advisory revenues for the second quarter of 2014 were up $115.6 million to $855.3 million from the comparable 2013 period, as average assets under management increased $92.1 billion, or 15%. During the second quarter of 2014, market appreciation and income of $27.2 billion, offset slightly by net cash outflows from investors of $.2 billion, lifted assets under management to a record $738.4 billion at June 30, 2014. The firm’s assets under management at June 30, 2014, include about $185 billion of asset allocation portfolios, of which $120.9 billion are in target-date retirement funds and $19.7 billion are in target-date retirement trusts. These target- date retirement portfolios were the source of $5.2 billion of the firm’s net cash flows in the second quarter of 2014, including $4.3 billion that originated in its target-date retirement funds. Results for the first half of 2014 include net revenues of $1.9 billion, net income of $610.1 million, and diluted earnings per share of $2.25, an increase of 23% from the $1.83 per share earned in the first half of 2013. This increase includes $.07 per share on higher gains realized from the sale of certain of the firm’s investments in sponsored funds. The proceeds were used to provide additional seed capital to other sponsored funds in support of the firm’s distribution efforts outside the United States. Assets under management have increased

2 $46.0 billion from the end of 2013, including $37.4 billion added from market appreciation and income and $8.6 billion from net cash inflows. From an investment performance standpoint, 76% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three- and five-year periods ended June 30, 2014, 84% outperformed for the 10-year period, and 80% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for nearly 80% of the firm's rated funds’ assets under management. The performance of the firm's institutional strategies against their benchmarks was substantially similar. The firm’s target-date retirement funds continue to deliver very attractive long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended June 30, 2014. Financial Highlights Investment advisory revenues earned in the second quarter of 2014 from the T. Rowe Price mutual funds distributed in the United States were $613.4 million, an increase of 18% from the comparable 2013 quarter. Average mutual fund assets under management in the second quarter of 2014 were $455.9 billion, an increase of 19% from the average in the second quarter of 2013. Mutual fund assets increased $20.5 billion during the second quarter of 2014 and ended the quarter at $470.9 billion. Investors added net inflows of $3.6 billion, including $3.3 billion into the bond funds and $.6 billion into the stock and blended asset funds. The money market funds had net outflows of $.3 billion. Market appreciation and income added $16.9 billion to mutual fund assets during the quarter. Investment advisory revenues earned in the second quarter of 2014 from the other investment portfolios were $241.9 million, an increase of $21.6 million from the comparable 2013 quarter. Average assets under management in these portfolios in the second quarter of 2014 were

3 $261.3 billion, an increase of $18.7 billion, or 8%, from the average in the second quarter of 2013. Assets under management in these portfolios increased $6.5 billion during the second quarter of 2014 to $267.5 billion at June 30, 2014, as higher market valuations and income of $10.3 billion were offset in part by net cash outflows of $3.8 billion. These net cash outflows came from both fixed income and equity mandates and were concentrated among a small number of institutional investors and subadvisory clients. Investors domiciled outside the United States accounted for 6.2% of the firm’s assets under management at June 30, 2014. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the second quarter of 2014 were $15.0 million, an increase of $3.1 million from the comparable 2013 quarter. For the first six months of 2014, the firm has waived $29.3 million in such fees compared with $22.9 million in the 2013 period. The firm expects it will continue to voluntarily waive such fees for the remainder of the year. Administrative fee revenues increased $7.2 million to $93.6 million in the second quarter of 2014. The increase is primarily attributable to increased costs incurred to provide transfer agent servicing activities to the mutual funds and their investors. The change in administrative fee revenues is generally offset by similar changes in operating expenses. Operating expenses were $511.2 million in the second quarter of 2014, up $55.7 million from the comparable 2013 quarter. Compensation and related costs have increased $38.1 million from the second quarter of 2013, due primarily to higher salaries and benefits from base salary increases and added headcount, and increases in the interim accrual for year-end bonus compensation, temporary personnel, and stock-based compensation. The firm has increased its average staff size by 5.4% from the second quarter of 2013. At June 30, 2014, the firm employed 5,749 associates. Advertising and promotion costs were $14.6 million in the second quarter of 2014, a decrease of $4.5 million from the comparable 2013 period. The decrease in cost is primarily a result of the

4 firm repurposing this spending to other distribution activities. As such, the firm expects total advertising and promotion costs for 2014 to be 5%-10% lower than such costs in 2013. Occupancy and facility costs, together with depreciation and amortization expense, were $64.0 million in the second quarter of 2014, up $7.0 million compared to the second quarter of 2013. Nearly half of the increase is attributable to the opening of two new buildings at the firm’s Owings Mills, Maryland campus in the fourth quarter of 2013. The increase also includes the added costs to renovate certain existing facilities, as well as update and enhance technology capabilities, including related maintenance programs. These increases were offset by the non- recurrence of $2.8 million in costs incurred in the 2013 quarter to terminate certain facility leases. Other operating expenses in the second quarter of 2014 were up $7.8 million from the comparable 2013 quarter, due to increased business demands and the firm’s continued investment in its operating capabilities. These costs include those related to the firm’s defined contribution recordkeeping business, information and third-party service costs, travel costs, and consulting and professional fees. Net non-operating investment income in the second quarter of 2014 of $26.1 million increased $24.7 million from the 2013 quarter, including $11.6 million in gains realized from the sale of certain sponsored fund investments in the 2014 period. The balance of the increase is primarily a result of higher investment gains recognized on the firm’s other investment portfolios and higher dividends earned on its sponsored investment portfolios. The firm’s effective tax rate for the second quarter of 2014 is 38.7%. The firm currently estimates that its effective rate for the full-year 2014 will be about 38.5%. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of $3.5 billion. During the first half of 2014, the firm has expended nearly $57 million to repurchase 726,000 shares of its common stock, and invested about $60 million in

5 capitalized technology and facilities from existing cash balances. The firm currently expects total capital expenditures for property and equipment for 2014 to be approximately $150 million, which will be funded from operating resources. Management Commentary James A. C. Kennedy, the company’s chief executive officer and president, commented: “We're five years into an economic recovery and while the pace of economic growth in the U.S. continues to be modest, it's been strong enough to repair most corporate balance sheets and to expand profit margins to record highs. Industrial production and employment continue to rise. The recent quarter continues this trend, with capital spending, job growth and consumer demand improving. The Fed continues to scale back its incremental stimulus, and should complete its asset purchase program by October. Thus, the focus has turned to when the Fed will begin to raise interest rates. “Meanwhile, European economic growth continues to gradually improve off of a low base, though concerns remain over the slow progress toward economic reform. Japan is making strides towards real economic recovery, and emerging market economies are adjusting to a slower pace of growth. “Against this backdrop, global financial markets generally produced very solid second quarter and year-to-date returns. For the quarter, the S&P rose 5.2%, the MSCI European Equity Index rose 3.7% and the MSCI Emerging Markets Index bounced back from a weaker first quarter rising 6.7%. Global bonds also performed well, reflecting lower interest rates and the more modest global growth expectations. “The aggressive monetary easing around the world on the part of multiple governments since 2009 has encouraged investors to take on increasing risk in search of income and returns. As such, prices of stocks and bonds have been bid higher and bargains are now harder to find. Meanwhile, volatility in the markets is abnormally low, and complacency is high. We expect global economic growth to continue to grind ahead at a modest pace. Thus, this market environment will likely continue. However, given current valuations it is a good time to be mindful of risks.

6 “T. Rowe Price remains in a very favorable position. Although we have seen some fluctuation in our net client flows in the recent few years, our overall investment performance and client service have been very strong. We continue to broaden and deepen our investment and distribution capabilities around the world. And we remain keenly focused on attracting, developing and retaining our talent, so that we can continue to perform for our clients.” Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2014 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at June 30, 2014. Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2013 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

7 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per-share amounts) Three months ended Six months ended Revenues 6/30/2013 6/30/2014 6/30/2013 6/30/2014 Investment advisory fees 739.7$ 855.3$ 1,442.6$ 1,681.7$ Administrative fees 86.4 93.6 172.7 188.1 Distribution and servicing fees 28.1 35.4 54.3 69.1 Net revenue of savings bank subsidiary .1 - .4 - Net revenues 854.3 984.3 1,670.0 1,938.9 Operating expenses Compensation and related costs 288.3 326.4 567.4 645.3 Advertising and promotion 19.1 14.6 44.2 37.2 Distribution and servicing costs 28.1 35.4 54.3 69.1 Depreciation and amortization of property and equipment 21.9 28.0 43.4 55.1 Occupancy and facility costs 35.1 36.0 68.1 71.4 Other operating expenses 63.0 70.8 121.2 138.6 Total operating expenses 455.5 511.2 898.6 1,016.7 Net operating income 398.8 473.1 771.4 922.2 Non-operating investment income 1.4 26.1 19.7 68.2 Income before income taxes 400.2 499.2 791.1 990.4 Provision for income taxes 152.4 193.4 301.4 380.3 Net income 247.8$ 305.8$ 489.7$ 610.1$ Net income allocated to common stockholders Net income 247.8$ 305.8$ 489.7$ 610.1$ Less: net income allocated to outstanding restricted stock and stock unit holders (2.0) (3.4) (3.8) (6.7) Net income allocated to common stockholders 245.8$ 302.4$ 485.9$ 603.4$ Earnings per share on common stock Basic .95$ 1.16$ 1.89$ 2.32$ Diluted .92$ 1.13$ 1.83$ 2.25$ Dividends declared per share .38$ .44$ .76$ .88$ Weighted-average common shares Outstanding 258.2 260.7 257.5 260.5 Outstanding assuming dilution 266.2 268.7 265.6 268.7

Investment Advisory Revenues (in millions)	Three months ended		Six months ended	
	6/30/2013	6/30/2014	6/30/2013	6/30/2014
Sponsored U.S. mutual funds				
Stock and blended asset	$ 425.4	$ 514.7	$ 824.3	$ 1,012.0
Bond and money market	94.0	98.7	185.7	192.2
	519.4	613.4	1,010.0	1,204.2
Other portfolios				
Stock and blended asset	179.6	202.4	350.7	399.3
Bond, money market, and stable value	40.7	39.5	81.9	78.2
	220.3	241.9	432.6	477.5
Total	$ 739.7	$ 855.3	$ 1,442.6	$ 1,681.7

Average Assets Under Management (in billions)	Three months ended		Six months ended	
	6/30/2013	6/30/2014	6/30/2013	6/30/2014
Sponsored U.S. mutual funds				
Stock and blended asset	$ 289.3	$ 355.0	$ 281.4	$ 350.6
Bond and money market	93.2	100.9	92.3	98.7
	382.5	455.9	373.7	449.3
Other portfolios				
Stock and blended asset	178.3	198.6	174.7	197.5
Bond, money market, and stable value	64.3	62.7	64.7	62.4
	242.6	261.3	239.4	259.9
Total	$ 625.1	$ 717.2	$ 613.1	$ 709.2

Assets Under Management (in billions)	As of	
	12/31/2013	6/30/2014
Sponsored mutual funds in the U.S.		
Stock and blended asset	$ 341.7	$ 367.6
Bond and money market	93.6	103.3
	435.3	470.9
Other portfolios		
Stock and blended asset	195.3	204.9
Bond, money market, and stable value	61.8	62.6
	257.1	267.5
Total	$ 692.4	$ 738.4
Stock and blended asset portfolios	$ 537.0	$ 572.5
Fixed income portfolios	155.4	165.9
Total	$ 692.4	$ 738.4

Condensed Consolidated Cash Flows Information (in millions)	Six months ended	
	6/30/2013	6/30/2014
Cash provided by operating activities, including $61.8 of stock-based compensation expense in 2014	$ 727.9	$ 725.6
Cash used in investing activities, including ($59.7) for additions to property and equipment and ($120.2) for net sponsored fund investments in 2014	(57.2)	(187.8)
Cash used in financing activities, including dividends paid of ($231.7) in 2014	(93.9)	(231.5)
Net change in cash during the period	$ 576.8	$ 306.3

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2013	6/30/2014
Cash and cash equivalents	$ 1,398.0	$ 1,704.3
Accounts receivable and accrued revenue	398.8	426.0
Investments in sponsored funds	1,611.9	1,791.7
Property and equipment	572.9	576.2
Goodwill	665.7	665.7
Other investments and other assets	385.8	505.1
Total assets	5,033.1	5,669.0
Total liabilities	215.0	395.4
Stockholders' equity, 263,017,000 common shares outstanding in 2014, including net unrealized holding gains of $226.1 in 2014	$ 4,818.1	$ 5,273.6

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